Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232895

May 14, 2020

PPG INDUSTRIES, INC.

Issuer:	PPG Industries, Inc.

Title of Securities:	2.550% Notes due June 15, 2030

Long-Term Debt Ratings*:	Moody’s: A3 (negative outlook) S&P: BBB+ (negative outlook) Fitch: A- (negative outlook)

Format:	SEC Registered

Principal Amount Offered:	$300,000,000

Trade Date:	May 14, 2020

Settlement Date (T+3)**:	May 19, 2020

Maturity Date:	June 15, 2030

Price to Public:	99.365% of the principal amount offered

Coupon:	2.550% per annum

Yield to Maturity:	2.622%

Spread to Benchmark Treasury:	T + 200 bps

Benchmark Treasury:	1.500% UST due February 15, 2030

Benchmark Treasury Price and Yield:	108-09+; 0.622%

Interest Payment Dates:	Semiannually in arrears on each June 15 and December 15, commencing on December 15, 2020

Make-Whole Call:	Prior to March 15, 2030 (the date that is three months prior to maturity), the greater of par or make-whole at Treasury Rate (as defined in the prospectus supplement) plus 30 bps

Par Call:	On or after March 15, 2030

CUSIP/ISIN:	693506BS5/US693506BS57

Joint Book-Running Managers:

J.P. Morgan Securities LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

Mizuho Securities USA LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

Senior Co-Managers:

Banca IMI S.p.A

BofA Securities, Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

SG Americas Securities, LLC

Wells Fargo Securities, LLC

Co-Managers:	Huntington Securities, Inc. ANZ Securities, Inc. ICBC Standard Bank Plc Morgan Stanley & Co. LLC Seibert Williams Shank & Co., LLC BNY Mellon Capital Markets, LLC

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**We expect to deliver the securities described herein against payment on or about the Settlement Date, which will be the third business day following the date of the pricing of the securities (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on the date of pricing or the next succeeding business day should consult their own advisor.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated May 14, 2020 and accompanying prospectus dated February 24, 2020.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant prospectus in making their investment decisions. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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